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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                        SCHEDULE TO/A(RULE 14d-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
         OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)

                      IMPAC COMMERCIAL HOLDINGS, INC.
                     (Name of Subject Company (Issuer))

                      FORTRESS IMPAC ACQUISITION CORP.
                         FORTRESS INVESTMENT CORP.
                            FIC MANAGEMENT INC.
                 FORTRESS PRINCIPAL INVESTMENT HOLDINGS LLC
                              WESLEY R. EDENS
                             ROBERT I. KAUFFMAN
                              ERIK P. NYGAARD
                             RANDAL A. NARDONE
                    (Names of Filing Persons (Offerors))

                   COMMON STOCK, PAR VALUE $.O1 PER SHARE
                       (Title of Class of Securities)

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                                45254R 10 8
                   (CUSIP Number of Class of Securities)

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                             Randal A. Nardone
                            FIC Management Inc.
                        1301 Avenue of the Americas
                          New York, New York 10019
                         Telephone: (212) 798-6100
                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)
                                  Copy to:
                          J. Gregory Milmoe, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                         Telephone: (212) 735-3000



                         CALCULATION OF FILING FEE

Transaction Valuation*: $41,410,066            Amount of Filing Fee: $8,282

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*    Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $.01 per share, of Impac Commercial Holdings, Inc. (the "Company Common Stock" or the "Shares"), not already owned by the filing persons at a price per Share of $7.55 in cash. As of October 4, 2000, there were 8,000,812 Shares outstanding on a fully diluted basis and approximately 40,000 shares were reserved for issuance upon the exercise of outstanding options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|X|  going-private transaction subject to Rule 13e-3.
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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   This second amendment to the Tender Offer Statement on Schedule TO and
Schedule 13E-3 (as amended, the "Schedule TO") relates to the third-party tender offer by Fortress Impac Acquisition Corp. ("Purchaser"), a Maryland corporation and a wholly owned subsidiary of Fortress Investment Corp., a Maryland corporation, to purchase any and all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Impac Commercial Holdings, Inc., a Maryland corporation (the "Company" or "Impac"), at a purchase price of $7.55 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2000, and in the related Letter of Transmittal, which together and as amended or supplemented from time to time, constitute the "Offer."

ITEM 12.  EXHIBITS.

   Item 12 is hereby amended and supplemented to add the following exhibit:

   (a)(10) Text of press release issued by Purchaser announcing the expiration of the Offer, dated November 20, 2000.




                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    FORTRESS IMPAC ACQUISITION CORP.


                                    By:  /s/ RANDAL A. NARDONE
                                       ----------------------------------
                                       Name:  Randal A. Nardone
                                       Title: Secretary and Treasurer


Date: November 20, 2000




                                 SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    FORTRESS INVESTMENT CORP.


                                    By:  /s/ RANDAL A. NARDONE
                                       ----------------------------------
                                       Name:  Randal A. Nardone
                                       Title: Chief Operating Officer and
                                              Secretary


Date: November 20, 2000




                                 SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    FIC MANAGEMENT INC.


                                    By:  /s/ RANDAL A. NARDONE
                                       ----------------------------------
                                       Name:  Randal A. Nardone
                                       Title: Chief Operating Officer and
                                              Secretary


Date: November 20, 2000




                                 SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                FORTRESS PRINCIPAL INVESTMENT HOLDINGS LLC


                                By:   /s/ RANDAL A. NARDONE
                                    --------------------------------------
                                    Name:  Randal A. Nardone
                                    Title: Manager


Date: November 20, 2000




                                 SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    /s/ WESLEY R. EDENS
                                    -------------------------------
                                    Wesley R. Edens


Date: November 20, 2000




                                 SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    /s/ ROBERT I. KAUFFMAN
                                    -------------------------------
                                    Robert I. Kauffman


Date: November 20, 2000




                                 SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    /s/ ERIK P. NYGAARD
                                    -----------------------------
                                    Erik P. Nygaard


Date: November 20, 2000




                                 SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    /s/ RANDAL A. NARDONE
                                    ------------------------------
                                    Randal A. Nardone


Date: November 20, 2000




                               EXHIBIT INDEX

Exhibit No. Description

(a)(10) Text of press release issued by Purchaser announcing the expiration of the Offer, dated November 20, 2000.